SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

of

CINERGY CORP. NON-UNION EMPLOYEES’

401(K) PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

CINERGY CORP. NON-UNION EMPLOYEES’

401 (k) PLAN

Financial Statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007,

Supplemental Schedules as of December 31, 2007, and

Reports of Independent Registered Public Accounting Firms

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Cinergy Corp. Non-Union Employees’ 401(k) Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/S/  MCCONNELL & JONES LLP

Houston, Texas

June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of Cinergy Corp. Non-Union Employees’ 401(k) Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/S/  DELOITTE & TOUCHE LLP

Cincinnati, Ohio

June 27, 2007

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(IN THOUSANDS)

	2007	2006
Assets:
Investments – at fair value:
Plan interest in Duke Energy Common Stock Master Trust	$191,161	$217,633
Mutual funds	361,095	318,776
Interest-bearing cash	—	23,997
Stable value fund	34,164	—
Common/collective trust	—	18,141
Loans to participants	8,567	8,061

Total investments	594,987	586,608
Employer’s contribution receivable	160	3,791

Net assets available for benefits	$595,147	$590,399

See notes to financial statements.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

(IN THOUSANDS)

Additions to net assets attributed to:
Investment income:
Plan interest in Duke Energy Common Stock Master Trust	$8,167
Net appreciation in fair value of investments	3,794
Interest and dividends	31,441
Participant loan interest income	620

Total investment income	44,022

Contributions:
Participants’	20,641
Employer’s	10,312
Participants’ rollover contributions	504

Total contributions	31,457

Total additions	75,479

Deductions from net assets attributed to:
Benefits paid to participants	(77,915)
Dividends paid in cash	(362)
Administrative fees	(51)

Total deductions	(78,328)

Net decrease prior to transfers	(2,849)
Inter-plan transfers	7,597

Net increase in net assets available for benefits	4,748
Net assets available for benefits, beginning of year	590,399

Net assets available for benefits, end of year	$595,147

See notes to financial statements.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of the Cinergy Corp. Non-Union Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (collectively, the “Company”) who meet minimum age requirements. The Plan is administered by the Duke Energy Corporation Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”) and U.S. Trust Company of California N.A. (“US Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the Internal Revenue Service (“IRS”) maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual base compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Duke Energy Common Stock Master Trust.

For participants classified as “Duke Formula Employees”, the Company matches 100% of the first 6% of pre-tax contributions from the employee’s eligible compensation; for this purpose, eligible compensation generally includes base pay, overtime pay and short-term incentives. For participants not classified as “Duke Formula Employees”, the Company matches 100% of the first 3% of pre-tax contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax contributions from the employee’s eligible compensation; for this purpose, eligible compensation generally includes base pay. Participants not classified as “Duke Formula Employees” could be entitled to an additional incentive match of up to a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match.

The Company, at its discretion can make a profit sharing contribution for eligible employees to the Plan for the plan year in an amount determined by the Company. In 2007 and 2006, the amount of the Deferred Profit Sharing contribution was zero and $2,294,488, respectively (effective January 1, 2007, the Plan was amended to eliminate deferred profit sharing contributions).

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2007 and 2006, the IRS allowed participants over the age of 50 to contribute up to an additional $5,000 and $5,000 over and above the $15,500 and $15,000 pre-tax limit, respectively. Duke Energy Corporation will not provide a base company match or incentive match on these additional contributions.

Vesting

Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Duke Energy Corporation common stock on Deferred Profit Sharing Contributions are vested immediately.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, plan earnings, and participant forfeitures. Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan except for the Spectra Energy Stock Fund, discussed below. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eighteen funds were offered for investment.

In addition, effective January 1, 2008, the Plan began to offer a brokerage option, BrokerageLink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. Participants were allowed to invest their Plan accounts in BrokerageLink, effective December 31, 2007.

Forfeitures

Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by the Company.

Payments of Benefits

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for (i) “hardship” withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with plan provisions and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Participant Loans

Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value except for fully benefit-responsive investment contracts, which are stated at contract value, which approximates fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

As of December 31, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) issued in December 2005. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Cinergy Corp. Union Employees’ 401(k) Plan, and the Cinergy Corp. Union Employee’s Savings Incentive Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Guidance —In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 requires that an enterprise evaluate whether or not its tax position is in accordance with SFAS No. 109, “Accounting for Income Taxes” and is effective January 1, 2007. The adoption of FIN 48 will not impact the amounts reported in the Plan’s financial statements due to the fact that the Plan is qualified and tax-exempt.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value. SFAS 157 also expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Plan Administrator does not believe the adoption of SFAS 157 will impact the amounts reported in the Plan’s financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported in the Plan’s financial statements.

Payments of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company.

3.	Investments

The Plan invests in the Duke Energy Common Stock Master Trust (“Master Trust”) established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Cinergy Corp. Union Employees’ Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, The Employees’ Representation Association, the Unite, Local 2024, and Unite, Local 1093.

The Plan has an undivided interest in the Master Trust.

Effective April 3, 2006, Duke Energy Corporation and Cinergy Corp. merged into wholly-owned subsidiaries of Duke Energy Holding Corp (“Duke Energy”). Subsequent to this merger transaction, the Master Trust’s Cinergy Corp. common stock was converted into Duke Energy common stock.

Effective January 2, 2007, Duke Energy completed the spin-off of its natural gas businesses, named Spectra Energy Corp. Effective as of the occurrence of the spin-off, the Master Trust received one share of Spectra Energy common stock for every two shares of Duke Energy common stock within the Master Trust, and the Spectra Energy Stock Fund was created. The cost basis of the shares of the Duke Energy common stock and the Spectra Energy Corp. common stock was adjusted to reflect the distribution. In addition, participants are not entitled to direct future amounts into the Spectra Energy Stock Fund.

Fidelity Management Trust Company in the name of US Trust Company of California N.A. as Trustee holds the Plan interest in the Master Trust. A summary of the net assets of the Master Trust as of December 31, 2007 and 2006 is as follows (in thousands):

	December 31,
	2007	2006
Cash and cash equivalents	$4,780	$4,873
Duke Energy Stock Fund	293,138	483,976
Spectra Energy Stock Fund	124,614	—

Total investments	422,532	488,849
Receivables:
Accrued interest	11	18
Securities sold	2,923	901
Other	193	—

Total assets	425,659	489,768
Liabilities:
Securities purchased	(2,152)	(1,024)
Other	(243)	—

Total liabilities	(2,395)	(1,024)
Net assets of Duke Energy Common Stock Master Trust	$423,264	$488,744

Allocations of the Plan interest in the Master Trust to participating plans as of December 31 are as follows (in thousands):

	2007		2006
	Amount	Percentage	Amount	Percentage
Cinergy Corp. Union Employees’ 401(k) Plan	$55,276	13%	$63,303	13%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	191,161	45	217,633	45
Cinergy Corp. Union Employees’ Savings Incentive Plan	176,827	42	207,808	42

	$423,264	100%	$488,744	100%

A summary of income of the Master Trust for the year ended December 31, 2007, is as follows (in thousands):

Duke Energy Common Stock Master Trust:
Interest and dividends	$18,905
Net depreciation in fair value of investments	(972)

Net Master Trust investment income	$17,933

During 2007, the Plan’s investments (excluding the Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows (in thousands):

Mutual funds	$3,037
Common/collective trust	757

Net appreciation in fair value of investments	$3,794

Allocations of income in the Master Trust to participating plans as of December 31, 2007, are as follows:

	Amount	Percent
Cinergy Corp. Union Employees’ 401(k) Plan	$2,369	13%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	8,167	46
Cinergy Corp. Union Employees’ Savings Incentive Plan	7,397	41

	$17,933	100%

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows (in thousands):

	2007	2006
*Plan interest in Duke Energy Common Stock Master Trust	$191,161	$217,633
*U.S. Equity Large Cap Value Fund	61,666	—
*U.S. Equity S&P 500 Index Fund	38,817	—
*Fidelity BrokerageLink	138,799	—
*Stable Value Fund	34,164	—
*Fidelity Magellan Fund	32,418	52,683
*Fidelity Equity Income Fund	—	71,589
*Fidelity Low-Priced Stock Fund	—	38,781
*Fidelity Diversified International Stock Fund	42,067	49,538
Rainer Small/Midcap I	42,816	40,482

*	Denotes a party-in-interest.

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant’s account may be forfeited upon termination of the Plan.

6.	Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan’s interest in Duke Energy Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan’s interest in the Duke Energy Common Stock Master Trust, which holds common stock of Duke Energy Corporation and Spectra Energy Corp., and therefore, these transactions qualify as party-in-interest transactions.

7.	Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 32 percent and 37 percent of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan

8.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

As of December 31, 2007, the Fidelity Stable Value Fund is recorded at contract value, which approximates fair value. No amounts have therefore been recorded in the Statement of Net Assets Available for Benefits with respect to the fair value adjustment. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

9.	Plan Changes

Effective January 1, 2006, the Plan was amended as follows:

Clarified that it will no longer be a 401(k) safe harbor plan for plan years beginning after December 31, 2005.

Permitted eligible employees to make pre-tax and after-tax contributions from over-time pay, but without Cinergy matching those contributions.

Effective April 3, 2006, the Plan was amended as follows:

Clarified that the Plan will cover eligible employees of legacy Cinergy Corp. operations (and not employees of legacy Duke operations).

Renamed the Cinergy Stock Fund the Duke Energy Stock Fund to reflect the merger with Duke Energy Corporation.

Effective April 15, 2006, conformed the hardship withdrawal provisions to regulatory changes.

Effective January 1, 2007, the Plan was amended as follows:

Adopts the Duke Energy Retirement Savings Plan matching formula for Company contributions (Company match equal to 100% of the first 6% of an employee’s elective deferrals).

Eliminates the Company’s Deferred Profit Sharing contributions.

Effective January 2, 2007 the Plan was amended to implement the provisions of the Employee Matters agreement between Duke Energy and Spectra Energy Corp, including the establishment of the Spectra Stock Fund to hold shares of Spectra Common Stock received by the Duke Stock Fund in connection with the spin-off of Duke Energy’s natural gas businesses, named Spectra Energy Corp.

10.	Subsequent Event

Effective January 1, 2008, the Plan was merged into the Duke Energy Retirement Savings Plan, which is sponsored by Duke Energy. The net assets of the Plan, totaling approximately $595,000,000, were transferred to the Duke Energy Retirement Savings Plan. Plan participants automatically became participants in the Duke Energy Retirement Savings Plan, and are entitled to receive accrued benefits immediately after the merger that are equal to their accrued benefits under the Plan immediately prior to the effective date of the merger.

Effective January 1, 2008, the trustee for the Plan’s interest in the Duke Energy Common Stock Master Trust changed from US Trust to Fidelity.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

EIN: 31-1385023 PN: 102

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Market Value
*	Fidelity Investments	U.S. Equity Small/Mid Cap Blend Fund	*	*	28,789
*	Fidelity Investments	U.S. Equity Large Cap Value Fund	*	*	61,666
*	Fidelity Investments	U.S. Equity Large Cap Growth Fund	*	*	14,387
*	Fidelity Investments	Non-U.S. Equity Blend Fund	*	*	19,440
*	Fidelity Investments	Fixed Income Blend Fund	*	*	22,144
*	Fidelity Investments	U.S. Equity S&P 500 Index Fund	*	*	38,817
*	Fidelity Investments	Target Retirement Date Fund 2010	*	*	11,361
*	Fidelity Investments	Target Retirement Date Fund 2020	*	*	10,803
*	Fidelity Investments	Target Retirement Date Fund 2030	*	*	6,783
*	Fidelity Investments	Target Retirement Date Fund 2040	*	*	4,168
*	Fidelity Investments	Target Retirement Date Fund Post Retirement	*	*	3,938

		Total investments in mutual funds			222,296

*	Duke Energy Corporation	Plan interest in master trust	*	*	191,161

*	Fidelity Investments	Fidelity BrokerageLink	*	*	138,799

*	Fidelity Investments	Stable Value Fund	*	*	34,164

*	Participants Loans	Participant Loans	-0-		8,567
		Interest Rates 5.00% - 10.50%
		Maturities ranging through June 30, 2012
	Total				$594,987

*	Denotes a party-in-interest
**	Cost information is not required for participant-directed and, therefore, is not included.

CINERGY CORP.

NON-UNION EMPLOYEES’ 401(k) PLAN

EIN: 31-1385023 PN:102

Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

(IN THOUSANDS)

(a) Identity of Party Involved	(b) Description of asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Series in Same Security
Purchases:
None
Sales:
Spectra Energy Corp. Common Stock	Common stock		$59,925		$42,359	$17,566

Note: Columns (e) and (f) above are omitted because they are not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cinergy Corp. Non-Union Employees’ 401(k) Plan

Date: June 30, 2008	By:	/s/ Martin Brown
Martin Brown Managing Director, HR Client Services